UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Commission File No.: 1-11130

(Translation of registrant’s name into English)

148/152 route de la Reine 92100 Boulogne-Billancourt — France

(Address of principal executive offices )

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Alcatel-Lucent Reports Q3 2014 Results

Continued improvement in profitability

•	Group revenues, excluding Managed Services, down 3.8% year-on-year

•	Gross margin expanding by 210 basis points year-over-year to 34.0%

•	Fixed costs savings of Euro 73 million in Q3 2014, bringing cumulative fixed cost savings to Euro 645 million, two-thirds of the Shift Plan objective

•	Adjusted operating income increasing to Euro 170 million or 5.2% of revenues, with year-to-date adjusted operating income improving Euro 360 million compared to the year-ago period

•	IP Routing revenues up 2.2% year-on-year

•	Free cash flow of Euro (81) million, an improvement of Euro 146 million compared to Q3 2013

•	Free cash flow before restructuring charges crossing the breakeven point

Key numbers for the third quarter 2014

In Euro million (except for EPS)	Third Quarter 2014	Third Quarter 2013 PROFORMA	Change y-o-y

Profit & Loss Statement
Revenues	3,254	3,500	-5.9%
Gross profit	1,105	1,116	-1.0%
in % of revenues	34.0%	31.9%	210	bps
Adjusted Operating income	170	113	50.4%
in % of revenues	5.2%	3.2%	200	bps
Reported Net income (loss) (Group share)	(18)	(200)	182
Reported EPS diluted (in Euro)	(0.01)	(0.08)	Nm
Reported E/ADS diluted (in USD)	(0.01)	(0.11)	Nm

Cash Flow Statement
Segment Operating cash flow	(61)	38	(99)
Free cash flow	(81)	(227)	146
Free cash flow before restructuring charges	1	(116)	117

The Shift Plan KPIs
Core Networking Revenues	1,443	1,495	-3.9%
Core Networking Adjusted Operating income	123	92	33.7%
in % of revenues	8.5%	6.2%	230	bps
Access operating cash flow	(36)	26	(62)
Group fixed costs savings	73	77	Nm

Except as otherwise mentioned, all variations at constant exchange rates and perimeter, with accounting of Enterprise as a discontinued operation as of Q1 2014, and deconsolidation of LGS as of Q2 2014

Paris, October 30, 2014 - Alcatel-Lucent (Euronext Paris and NYSE: ALU) today announced its third quarter 2014 results, reporting a continuing improvement in profitability reflecting the execution of The Shift Plan. Commenting on the third quarter results, Michel Combes, CEO of Alcatel-Lucent, said: “Since the launch of The Shift Plan, our primary objective is to enable the company to generate free cash flow on a sustainable, recurring basis, starting in 2015. Our third quarter results show that we are increasingly improving our underlying profitability, an important step towards this commitment. In parallel, we have opened the second chapter of The Shift Plan, sharpening our focus on applying innovation to unlock growth in order to address our strategic ambitions within and outside of the telecoms sector.”

Highlights of Q3 2014

•	Revenues for the Group excluding Managed Services, reflecting the termination or restructuring of loss-making contracts, declined 3.8% year-on-year.

•	Gross margin reached 34.0% of revenues in the quarter, progressing by 210 basis points year-on-year driven by better profitability in several business lines as well as favourable mix. The same factors explain the sequential improvement of 140 basis points.

•	Fixed costs savings amounted to Euro 73 million in Q3 2014, bringing cumulative fixed cost savings to Euro 645 million under the Shift Plan. In particular, SG&A expenses decreased by 13.6% compared to Q3 2013. The ratio of SG&A expenses to revenues declined by 90 basis points to 12.3% in Q3 2014 compared to Q3 2013.

•	Adjusted operating income totaled Euro 170 million in the quarter, or 5.2% of revenues, compared to Euro 113 million in Q3 2013, or 3.2% of revenues. Profitability of both our Core Networking and Access segments continued to improve with adjusted operating margin expanding by 230 basis points and 100 basis points respectively.

•	Segment operating cash flow was Euro (61) million in Q3 2014, versus Euro 38 million in Q3 2013, reflecting an increase in operating working capital. Free cash flow was Euro (81) million in the quarter and improved by Euro 146 million year-over-year.

•	As reported, the Group showed a net loss (Group share) of Euro (18) million in Q3 2014, or Euro (0.01) per share or an improvement of Euro 182 million compared to Q3 2013. In addition to operating income improvement, this is mainly explained by lower restructuring costs, a decrease in financial expenses compared to the year-ago quarter and post-retirement benefit plan amendments amounting to Euro 103 million.

•	On August 19, 2014 we fully reimbursed the senior secured credit facility for a nominal value of Euro 1.29 billion, subsequently releasing pledges placed on our intellectual property portfolio. We also announced, on October 1, 2014 that we completed the disposal of 85% of our Enterprise business to China Huaxin, following the binding offer received early February 2014, for cash proceeds of €202 million.

Highlights of January - September 2014

•	Revenues for the Group excluding Managed Services, increased 1.8% year-on-year.

•	Gross margin reached 33.0% of revenues, improving by 250 basis points compared to the year-ago period.

•	Fixed costs savings amounted to Euro 310 million. In particular, SG&A expenses decreased by 16.2%, leading to a ratio of SG&A expenses to revenues of 12.4%, a decline of 160 basis points year-on-year.

•	Adjusted operating income totaled Euro 339 million, or 3.6% of revenues, compared to a loss Euro (21) million in the year-ago period.

•	Segment operating cash flow was Euro (24) million, versus Euro (282) million last year, driving a Euro 334 million improvement in Free cash flow to Euro (684) million year-to-date in 2014.

P&L HIGHLIGHTS

Adjusted Profit & Loss Statement (In Euro million except for EPS)	Third quarter 2014	Third (1) quarter 2013	Change y-o-y		Second quarter 2014	Change q-o-q
Revenues	3,254	3,500	-5.9%		3,279	-3.3%
Cost of sales	(2,149)	(2,384)	235		(2,211)	62
Gross profit	1,105	1,116	-1.0%		1,068	3.5%
in % of revenues	34.0%	31.9%	210	bps	32.6%	140	bps
SG&A expenses	(400)	(463)	-13.6%		(396)	1.0%
R&D costs	(535)	(540)	-0.9%		(536)	-0.2%
Adjusted Operating income	170	113	50.4%		136	25.0%
in % of revenues	5.2%	3.2%	200	bps	4.1%	110	bps
Restructuring costs	(75)	(113)	38		(275)	200
Litigations	1	1	0		0	1
Gain/(loss) on disposal of consolidated entities	(1)	0	(1)		(3)	2
Impairment of assets	0	0	0		0	0
Post-retirement benefit plan amendment	103	0	103		0	103
Financial expense	(128)	(218)	90		(190)	62
Share in net income (losses) of equity affiliates	1	2	(1)		5	(4)
Income tax benefit (expense)	0	55	(55)		31	(31)
Income from discontinued activities	(66)	(20)	(46)		3	(69)
Adjusted Net income (loss) (Group share)	(9)	(186)	Nm		(290)	Nm
Non-controlling interests	14	6	8		3	11
Adjusted EPS diluted (in Euro)	(0.00)	(0.08)	Nm		(0.10)	Nm
Adjusted E/ADS* diluted (in USD)	(0.00)	(0.10)	Nm		(0.14)	Nm
Number of diluted shares (million)	2,767.0	2,400.3	Nm		2,765.5	Nm

(1)	2013 figures are re-presented to reflect accounting of Enterprise as a discontinued operation from Q1 2014.

GEOGRAPHICAL INFORMATION

From a geographic standpoint, North America revenues (excluding LGS) declined by 14.0% year-over-year, mainly reflecting lower revenues in the Access segment and in legacy products in IP Transport. In Europe, the substantial majority of the decrease in revenues is attributable to Managed Services; excluding such impact, revenues decreased 1.8%, with significant strength in IP Routing and IP Transport. Asia Pacific posted a 22.5% year-over-year growth, driven by LTE network roll-outs in China as well as traction in other markets including Japan and Australia. In the rest of World, MEA declined at a low single-digit pace, while CALA showed slight growth.

Geographic breakdown of revenues (In Euro million)	Third quarter 2014	Third (1) quarter 2013	Change y-o-y	Second (1) quarter 2014	Change q-o-q
North America	1,362	1,632	-14.0%	1,492	-12.0%
Europe	711	817	-13.5%	724	-2.1%
Asia Pacific	721	590	22.5%	667	5.0%
RoW	460	461	-0.7%	396	14.2%
Total group revenues	3,254	3,500	-5.9%	3,279	-3.3%

(1)	2013 figures are re-presented to reflect accounting of Enterprise as a discontinued operation from Q1 2014.

CORE NETWORKING

Core Networking segment revenues were Euro 1,443 million in Q3 2014, down 3.9% compared to Q3 2013. Adjusted operating income reached Euro 123 million, or 8.5% of segment revenues in Q3 2014, an increase of 230 basis points compared to Q3 2013. Excluding one-off items in IP Platforms, the adjusted operating margin would have reached 10.4%. Core networking segment operating cash flow of Euro -38 million in the quarter declined Euro 99 million compared to Q3 2013, reflecting an increase in operating working capital.

Breakdown of segment (In Euro million)	Third Quarter 2014	Third Quarter 2013	Change y-o-y		Second Quarter 2014	Change q-o-q
Core Networking
Revenues	1,443	1,495	-3.9%		1,369	3.3%
IP Routing	594	579	2.2%		561	3.6%
IP Transport	527	544	-3.3%		484	7.4%
IP Platforms	322	372	-14.2%		324	-3.1%
Adjusted Operating income	123	92	33.7%		123	0.0%
in % of revenues	8.5%	6.2%	230	bps	9.0%	-50	bps
Segment Operating Cash-Flow	-38	61	-99		103	(141)
in % of revenues	-2.6%	4.1%	-670	bps	7.5%	-1,010	bps

IP Routing revenues were Euro 594 million in Q3 2014, increasing 2.2%, with notable growth in Europe, APAC (outside of China) and CALA. We witnessed solid order intake, compared to the year-ago quarter, reflecting encouraging trends in both the Americas and EMEA.

•	Our 7950 XRS IP Core router registered 4 new wins in Q3 for a total of 32 wins to date, including recent announcements of US operator Century Link, China Mobile, China Telecom and China Unicom. These come in addition to announcing Oi Brazil and Turk Telekom as customers and the successful deployment of our XRS-40 at DE-CIX.

•	Our focus to diversify our customer base was recently evidenced when we were chosen by Denver-based cable company, WOW! Business, to deploy an all-IP network in 19 markets.

•	Nuage Networks™ added 4 new wins in the quarter, totaling 12 customers with traction across extra-large enterprises, cloud service providers and service providers. This is evidenced by a recent win with hosting provider OVH, where our Virtualized Services Platform (VSP) will be deployed within and across its datacenters in Europe and in Canada to enable cloud services for their customers.

IP Transport revenues reached Euro 527 million in Q3 2014, a decline of 3.3% year-on-year. Our terrestrial optics increased at a high single-digit rate as our WDM portfolio continued to drive growth in EMEA and APAC. Our submarine business witnessed stronger backlog, but was impacted by delays in certain contract milestones.

•	Within WDM, our 1830 Photonic Service Switch (PSS) represented 50% of terrestrial optical product revenues in the quarter, up 12 percentage points year-on-year, and now has over 500 customers.

•	Year-to-date, our 100G shipments represented 34% of total WDM line cards shipments compared to 26% in the same period of 2013. Our 100G platform was recently selected by Telefonica Spain, MTN Nigeria and Ucom in Armenia.

•	We were the first vendor to deliver a single-carrier 200G optical line card which has already been deployed into 20 service providers’ networks.

•	Alcatel-Lucent Submarine Networks signed a binding agreement with Sercel, part of the CGG Group, for the acquisition of Optoplan, a leading provider of 4D permanent reservoir monitoring solutions used in offshore oil and gas production. During the third quarter, the business also started construction on Sea-Me-We 5 linking Singapore and France.

IP Platforms revenues decreased 14.2% year-on-year to Euro 322 million in Q3 2014, as this business continues to be in a transitional phase, reflecting our strategy to rationalize the product portfolio and leverage on growth engines such as IMS for VoLTE and our Motive Customer Experience portfolio. Excluding the impact from portfolio rationalization and discontinued activities, revenues would have declined 3% compared to the year-ago period, instead of the 14% reported decline.

•	We recently signed a technical collaboration agreement with Korea’s KT to drive innovation and the adoption of a comprehensive Network Functions Virtualization (NFV)-based infrastructure, including virtualized EPC, CloudBand NFV and Nuage Networks SDN platforms.

•	We also formed a strategic partnership with Accenture to jointly provide solutions and services for customer care based on Alcatel-Lucent’s Motive line of products.

•	Turkish service provider, Avea, has deployed our Motive ServiceView™ solution to proactively eliminate potential mobile device management problems.

ACCESS

Access segment revenues were Euro 1,807 million in Q3 2014, a 7.5% decrease compared to Q3 2013. In Q3 2014, segment operating income was Euro 62 million, an improvement of Euro 16 million compared to Q3 2013. While Fixed Access continued to be a significant contributor in profitability, the year-over-year change reflected improvements in our Wireless and Managed Services division. Segment operating cash flow was Euro (36) million in the quarter, a decrease of Euro 62 million compared to Q3 2013.

Breakdown of segment (In Euro million)	Third Quarter 2014	Third Quarter 2013	Change y-o-y		Second Quarter 2014	Change q-o-q
Access
Revenues	1,807	1,951	-7.5%		1,907	-7.9%
Wireless Access	1,176	1,196	-1.5%		1,299	-12.2%
Fixed Access	518	541	-4.6%		521	-2.7%
Managed services	97	186	-48.9%		77	24.7%
Licensing	16	28	-46.4%		10	50.0%
Adjusted Operating income	62	46	34.8%		11	ca 5.5	x
in % of revenues	3.4%	2.4%	100	bps	0.6%	280	bps
Segment Operating Cash-Flow	(36)	26	-62		(9)	(27)
in % of revenues	-2.0%	1.3%	-330	bps	-0.5%	-150	bps

Wireless Access revenues were Euro 1,176 million, a decrease of 1.5% year-on-year, as LTE rollouts continued at a more moderate pace in the third quarter, after accelerated investments in the first half of 2014, notably in China and North America.

•	LTE overlay wins in the third quarter include Globe Telecom in the Philippines as well as both nTelos and Pioneer Cellular in the US.

•	We signed 3 new small cell customers in the quarter, bringing our total to 74 customers. We announced our Enterprise Small Cell device, in collaboration with Qualcomm that will allow operators to extend 3G, 4G LTE and Wi-Fi connectivity and coverage into the office for in-building customers.

•	We also recently formed a collaboration with French advertising company, JCDecaux, to combine our small cells with their street furniture to improve connectivity in cities.

Fixed Access revenues were Euro 518 million in Q3 2014, a decrease of 4.6% from Q3 2013 as continuing demand for vectoring and fiber around the world was not enough to offset the pause in specific customer rollouts in the quarter.

•	5 new VDSL2 vectoring customers were announced during the quarter, bringing our total to 27.

•	We launched the industry’s first TWDM-PON (Time and Wavelength Division Multiplexed Passive Optical Networks) solution, also known as NG-PON2, that can converge residential, business and mobile traffic onto one network, create new revenue opportunities and meet rising demand for ultra-broadband.

•	We also introduced our G.fast solution that allows operators to place fiber access closer to subscribers’ homes, which is now being trailed by 12 customers - including A1 Telekom Austria, BT and Orange.

•	We recently entered into a collaboration with and made an investment in semiconductor company, Ikanos Communications, on the development of components for ultra-broadband products.

Managed Services revenues were Euro 97 million, decreasing by close to 50%, reflecting our strategy to terminate or restructure loss-making contracts.

CASH FLOW STATEMENT HIGHLIGHTS

Cash Flow highlights	Third quarter	Third quarter (1)
(In Euro million )	2014	2013
Adjusted operating income	170	113
Change in operating WCR	(231)	(75)
Segment Operating Cash Flow	(61)	38
Depreciation & Amort and other adjustments	354	133
Operating Cash Flow	293	171
Interest	(95)	(116)
Income tax (expense)	(19)	(22)
Pension funding & retiree benefit cash outlays	(32)	(36)
Restructuring cash outlays	(82)	(111)
Capital expenditures (incl. R&D cap.)	(146)	(113)
Disposal of Intellectual Property	—	—
Free Cash Flow	(81)	(227)
Free Cash Flow excluding restructuring charges	1	(116)

(1)	2013 figures are re-presented to reflect accounting of Enterprise as a discontinued operation from Q2 2014.

BALANCE SHEET HIGHLIGHTS

Statement of position - Assets	Sept 30,	Jun 30,
(In Euro million)	2014	2014
Total non-current assets	10,784	10,286
Goodwill & intangible assets, net	4,076	3,845
Prepaid pension costs	3,527	3,504
Other non-current assets	3,181	2,937
Total current assets	10,767	11,906
OWC assets	4,790	4,374
Other current assets	1,119	1,335
Marketable securities, cash & cash equivalents	4,858	6,197
Total assets	21,551	22,192

Statement of position - Liabilities and equity	Sept 30,	Jun 30,
(In Euro million)	2014	2014
Total equity	3,572	3,377
Attributable to the equity owners of the parent	2,777	2,664
Non controlling interests	795	713
Total non-current liabilities	10,516	10,199
Pensions and other post-retirement benefits	4,389	4,145
Long term debt	4,757	4,718
Other non-current liabilities	1,370	1,336
Total current liabilities	7,463	8,616
Provisions	1,430	1,412
Short term debt	276	1,647
OWC liabilities	4,285	4,063
Other current liabilities	1,472	1,494
Total liabilities and shareholder’s equity	21,551	22,192

Alcatel-Lucent will host a press and analyst conference at 1 p.m. CET which will be available live via conference call or audio webcast. All details on http://www.alcatel-lucent.com/investors/financial-results/Q3-2014

Notes

The Board of Directors of Alcatel-Lucent met on October 29, 2014, examined the Group’s unaudited interim condensed consolidated financial statements at September 30, 2014, and authorized their issuance.

The interim condensed consolidated financial statements are unaudited. They are available on our website http://www.alcatel-lucent.com/investors/financial-results/Q3-2014

Operating income is the Income from operating activities before restructuring costs, litigations, impairment of assets, gain on disposal of consolidated entities and post-retirement benefit plan amendments.

“Adjusted” refers to the fact that it excludes the main impacts from Lucent’s purchase price allocation.

“Segment operating cash flow” is the adjusted operating income plus operating working capital change at constant exchange rate.

“Operating cash-flow” is defined as cash-flow after changes in working capital and before interest/tax paid, restructuring cash outlay and pension & OPEB cash outlay.

Upcoming events

November 11: Investor Day

November 12-13: Tech Symposium

February 6, 2015: Fourth quarter and Full Year 2014 results

About Alcatel-Lucent (Euronext Paris and NYSE: ALU)

Alcatel-Lucent is at the forefront of global communications, providing products and innovations in IP and cloud networking, as well as ultra-broadband fixed and wireless access to service providers and their customers, enterprises and institutions throughout the world.

Underpinning Alcatel-Lucent in driving the industrial transformation from voice telephony to high-speed digital delivery of data, video and information is Bell Labs, an integral part of Alcatel-Lucent and one of the world’s foremost technology research institutes, responsible for countless breakthroughs that have shaped the networking and communications industry. Alcatel-Lucent innovations have resulted in the company being recognized by Thomson Reuters as a Top 100 Global Innovator, as well as being named by MIT Technology Review as amongst 2012’s Top 50 “World’s Most Innovative Companies”. Alcatel-Lucent has also been recognized for innovation in sustainability, being named Industry Group Leader for Technology Hardware & Equipment sector in the 2013 Dow Jones Sustainability Indices review for making global communications more sustainable, affordable and accessible, all in pursuit of the company’s mission to realize the potential of a connected world.

With revenues of Euro 14.4 billion in 2013, Alcatel-Lucent is listed on the Paris and New York stock exchanges (Euronext and NYSE: ALU). The company is incorporated in France and headquartered in Paris.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

ALCATEL-LUCENT PRESS CONTACTS

SIMON POULTER	simon.poulter@alcatel-lucent.com	T : +33 (0)1 55 14 10 06
VALERIE LA GAMBA	valerie.la_gamba@alcatel-lucent.com	T : + 33 (0)1 55 14 15 91

ALCATEL-LUCENT INVESTOR RELATIONS

MARISA BALDO	marisa.baldo@alcatel-lucent.com	T : + 33 (0)1 55 14 11 20
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T : + 1 908-582-7998
JACQUES-OLIVIER VALLET	jacques-olivier.vallet@alcatel-lucent.com	T : +33 (0)1 55 14 12 49

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

Except for historical information, all other information in this presentation consists of forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, as amended. These forward looking statements include statements regarding the future financial and operating results of Alcatel-Lucent, such as for example the reiterated objective to “generate free cash flow on a sustainable, recurring basis, starting in 2015”. Words such as “will”, “expect”, “look to”, “anticipate”, “target”, “project”, “intend”, “guidance”, “maintain”, “plans”, “belief”, “estimates”, “ambition”, “aim”, “goal”, “outlook”, “momentum”, “continue”, “reach”, “objective”, “expansion”, “adoption”, “on track”, “commitment”, variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guaranties of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess, including broad trends not within our control such as the economic climate in the world, and in particular in those geographical areas where we are most active. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements, in particular with regard to product demand being as expected, of which a continued significant growth in some of our activities (and in particular those to which we have decided to focus our resources), our ability to close on any announced divestitures, as well as obtain the price we estimated by a given date for those remaining activities we want to divest, to improve our level of free cash-flow, or to achieve all the goals of our Shift Plan, including headcount reduction, product mix and site rationalization, to exit unprofitable contracts and markets at a reasonable cost, as well as lead in nascent technologies, streamline the organization and broaden the customer base. These risks and uncertainties are also based upon a number of factors including, among others, our ability to realize the full value of our existing and future intellectual property portfolio in a complex technological environment (including defending ourselves in infringement suits and licensing on a profitable basis our patent portfolio), our ability to operate effectively in a highly competitive industry and to correctly identify and invest in the technologies that become commercially accepted, demand for our legacy products and the technologies we pioneer, the timing and volume of network roll-outs and/or product introductions, difficulties and/or delays in our ability to execute on our other strategic plans, our ability to efficiently co-source or outsource certain business processes (in particular with regard to our finance and human resources functions) and more generally control our costs and expenses, the risks inherent in long-term sales agreements, exposure to the credit risk of customers or foreign exchange fluctuations, reliance on a limited number of suppliers for the components we need as well as our ability to efficiently source components when demand increases, the social, political risks we may encounter in any region of our global operations, the costs and risks associated with pension and postretirement benefit obligations, our ability to avoid unexpected contributions to such plans and to convert US pension liabilities into a one-time lump-sum payment in a cost-effective manner, changes to existing regulations or technical standards, existing and future litigation, compliance with environmental, health and safety laws, our ability to procure financing for our operations at an affordable cost, and the impact of each of these factors on our results of operations and cash. For a more complete list and description of such risks and uncertainties, refer to Alcatel-Lucent’s Annual Report on Form 20-F for the year ended December 31, 2013, as well as other filings by Alcatel-Lucent with the US Securities and Exchange Commission. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Alcatel-Lucent disclaims any intention or obligation to update any forward-looking statements after the distribution of this presentation, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

ADJUSTED PROFORMA RESULTS

In the third quarter, the reported net loss (group share) was Euro (18) million or Euro (0.01) per diluted share (USD (0.01) per ADS) including the negative after tax impact from Purchase Price Allocation entries of Euro 9 million.

In addition to the reported results, Alcatel-Lucent is providing adjusted results in order to provide meaningful comparable information, which exclude the main non-cash impacts from Purchase Price Allocation (PPA) entries in relation to the Lucent business combination. The third quarter 2014 adjusted net loss (group share) was Euro (9) million or Euro (0.00) per diluted share (USD (0.00) per ADS).

As our net result was a loss, stock-options and performance shares plans had an anti-dilutive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares or in the calculation of diluted loss per share.

Convertible bonds had an anti-dilutive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares or in the calculation of diluted income per share.

	Q3 2014
(In Euro million except for EPS)	As reported	PPA	Adjusted

Revenues	3,254		3,254
Cost of sales	(2,149)		(2,149)

Gross Profit	1,105		1,105

SG&A expenses	(408)	8	(400)
R&D costs	(541)	6	(535)

Operating income	156	14	170

Restructuring costs	(75)		(75)
Litigations	1		1
Gain/(loss) on disposal of consolidated entities	(1)		(1)
Impairment of assets	—		—
Post-retirement benefit plan amendment	103		103

Income (loss) from operating activities	184	14	198

Financial expense	(128)	0	(128)

Share in net income (losses) of equity affiliates	1		1
Income tax benefit (expense)	5	(5)	—

Income (loss) from continuing operations	62	9	71

Income (loss) from discontinued activities	(66)		(66)

Net Income (loss)	(4)	9	5

of which : Equity owners of the parent	(18)	9	(9)
Non-controlling interests	14		14

Earnings per share : basic	(0.01)		(0.00)
Earnings per share : diluted	(0.01)		(0.00)

E/ADS calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of 1.2628 USD as of September 30, 2014.

RESTATEMENT OF 2013 BREAKDOWN BY OPERATING SEGMENTS

In Euro Million
	Q3’14	Q2’14	Q1’14	2013	Q4’13	Q3’13	Q2’13	Q1’13
Revenues
Core Networking	1,443	1,369	1,352	6,095	1,717	1,495	1,572	1,311
IP Routing	594	561	549	2,254	556	579	625	494
IP Transport	527	484	454	2,120	618	544	530	428
IP Platforms	322	324	349	1,721	543	372	417	389
Access	1,807	1,907	1,572	7,447	1,983	1,951	1,816	1,697
Wireless Access	1,176	1,299	999	4,510	1,240	1,196	1,062	1,012
Fixed Access	518	521	460	2,069	542	541	523	463
Managed services	97	77	99	791	186	186	215	204
Licensing	16	10	14	77	15	28	16	18
Other	(0)	(0)	40	210	54	51	53	52
Eliminations & Unallocated	4	3	(1)	4	(1)	3	(1)	3
Total group revenues	3,254	3,279	2,963	13,756	3,753	3,500	3,440	3,063

Adj. operating income (loss)
Core Networking	123	123	96	472	257	92	138	(15)
in % of revenues	8.5%	9.0%	7.1%	7.7%	15.0%	6.2%	8.8%	-1.1%
Access	62	11	(37)	(85)	76	46	(75)	(132)
in % of revenues	3.4%	0.6%	-2.4%	-1.1%	3.8%	2.4%	-4.1%	-7.8%
Other	0	0	(1)	5	(1)	3	1	2
in % of revenues	—	—	-2.5%	2.4%	-1.9%	5.9%	1.9%	3.8%
Unallocated	(15)	2	(25)	(121)	(40)	(28)	(19)	(34)
Total	170	136	33	271	292	113	45	(179)
in % of revenues	5.2%	4.1%	1.1%	2.0%	7.8%	3.2%	1.3%	-5.8%

Segment Operating Cash Flow
Core Networking	(38)	103	48	475	316	61	109	(11)
in % of revenues	-2.6%	7.5%	3.6%	7.8%	18.4%	4.1%	6.9%	-0.8%
Access	(36)	(9)	(61)	(137)	224	26	(114)	(272)
in % of revenues	-2.0%	-0.5%	-3.9%	-1.8%	11.3%	1.3%	-6.3%	-16.0%
Other	13	0	(12)	(5)	5	(4)	(4)	(2)
in % of revenues	—	—	-30.0%	-2.4%	9.3%	-7.8%	-7.5%	-3.8%
Unallocated	0	2	(34)	(129)	(59)	(45)	(32)	6
Total	(61)	96	(59)	204	486	38	(41)	(279)
in % of revenues	-1.9%	2.9%	-2.0%	1.5%	12.9%	1.1%	-1.2%	-9.1%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 30, 2014	Alcatel Lucent

	By:	/s/ Jean Raby
	Name:	Jean Raby
	Title:	Chief Financial and Legal Officer